EXHIBIT 99.1

Titan Mining Welcomes U.S. AD/CVD Determination Imposing At Least 160% Duties on Chinese Graphite Imports

Decision Reinforces Structural Opportunity for U.S. Natural Graphite Production

GOUVERNEUR, N.Y., Feb. 13, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only U.S. company currently producing end to end natural flake graphite, today commented on the U.S. Department of Commerce’s (“Commerce”) finalization of aggregate antidumping and countervailing duties (“AD/CVD”) of at least 160% on certain Chinese graphite imports.

The determination reflects Commerce’s conclusion that Chinese graphite has been unfairly dumped and subsidized in the U.S. market.

Highlights:

  Department of Commerce determined aggregate AD/CVD rates of at least ~160% on certain Chinese graphite imports. This significantly enhances Titan’s position as the only U.S end to end natural flake graphite producer, scaling capacity
  Minimum five-year duration if affirmed by the U.S. International Trade Commission (“ITC”) in March 2026
  These duties are separate and in addition to other existing US import tariffs
  Supports development of a secure, domestic graphite supply

Rita Adiani, President and Chief Executive Officer of Titan Mining, commented:
“The imposition of aggregate AD/CVD duties of at least 160% represents a structural shift in the U.S. graphite market. The magnitude of these duties materially alters the economics of Chinese graphite imports and reinforces the need for a secure, domestic natural graphite supply.”

The United States currently imports 100% of its natural graphite requirements across all forms, while China accounts for the majority of global production and downstream processing capacity. This concentration of supply presents a strategic vulnerability across defense, advanced manufacturing, energy storage and industrial applications.

Titan’s Kilbourne graphite demonstration facility in St. Lawrence County, New York, is producing natural flake graphite concentrate and advancing customer qualification. The Company is progressing scale up of its facility for a planned 40,000 metric tonne per annum integrated mining and processing operation designed to supply close to 50% of U.S. demand.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including the U.S. Department of Commerce’s determination imposing antidumping and countervailing duties on certain Chinese graphite imports; that if affirmed, the duties would apply for a minimum period of five years and are separate from, and additive to, other existing U.S. tariff measures; the Company is progressing scale up its facility for a planned 40,000 metric tonne per annum integrated mining and processing operation designed to supply close to 50% of U.S. demand. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.